ATCO
GROUP

Corporate Office


SEC MAIL
RECEIVED
PROCESSING
NOV 27 2006
WASH. D.C.
186
SECTION


06018811

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: Jodene.dutnall@atco.com

November 16, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed November 10, 2006 for symbol ACO.NV.X
- Corporation's Form 1, filed November 10, 2006 for symbol ACO.Y
- Corporation's Form 1, filed November 10, 2006 for symbol ACO.PR.A
- Insider Report, filed November 10, 2006 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

J Dutnall

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

dlw 11/29

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 - 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	10/01/2006 - 10/31/2006

Summary

Issued & Outstanding Opening Balance :	51,817,946	As at :	10/01/2006

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	2,000
Other Issuances and Cancellations	-75,100
Issued & Outstanding Closing Balance :	51,744,846

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	1,471,800	As at :	10/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
10/31/2006	N		2,000		
Totals		0	2,000	0	0

Stock Options Outstanding Closing Balance:	1,469,800	As at :	10/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/01/2006	Conversion (General)	4,900
10/01/2006	Issuer Bid	-80,000
Totals		-75,100

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	11/10/2006
Last Updated:	11/06/2006

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	10/01/2006 - 10/31/2006

Summary

Issued & Outstanding Opening Balance :	6,948,918	As at :	10/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-4,900		
Issued & Outstanding Closing Balance :	6,944,018		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/31/2006	Conversion (General)	-4,900
Totals		-4,900

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	11/10/2006
Last Updated:	11/10/2006

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	10/01/2006 - 10/31/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	10/01/2006

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations :	0
Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	Frances.vanderBasch@atco.com
Submission Date:	
Last Updated:	11/10/2006

Insider transaction detail - View details for issuer

2006-11-06 16:02 ET

Transactions sorted by : Insider
Issuer name : atco (Starts with)
Filing date range : November 6, 2006 - November 6, 2006

Issuer name: ATCO LTD.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying *securities* acquired or disposed of	Closing balance of equivalent number or *value of* underlying securities
Insider name: ATCO Ltd.													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class I													
O 822555	2006-10-06	2006-11-06	Direct Ownership :	10 - Acquisition or disposition in the public market	+80,000	43.2000							

FILE NO. 82-34745

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A 822555	2006-10-06	2006-11-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+80,000	43.2000	80,000						
822560	2006-10-06	2006-11-06	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-80,000		0						

Insider name: Mazankowski, Donald F.

Insider's Relationship to Issuer: 4 - Director of Issuer, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6)

Security designation: Non-Voting Shares Class I

Transaction ID	Date of transaction	Date of filing	Ownership type	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance
822138	2006-11-03	2006-11-06	Direct Ownership :	10 - Acquisition or disposition in the public market	+1,000	41.4000	2,000

FILE NO. 82-34745